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                             November 10, 2020

       Guy Bernstein
       Chief Executive Officer
       Formula Systems (1985) Ltd.
       5 Haplada Street
       Or Yehuda 6021805
       Isreal

                                                        Re: Formula Systems
(1985) Ltd.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed June 29, 2020
                                                            File No. 000-29442

       Dear Mr. Bernstein:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Consolidated Statements of Profit or Loss, page F-7

   1.                                                   We note that your
presentation of revenue as "software services    and    proprietary
                                                        software products and
related services    is based on the category for which each
                                                        subsidiary earns the
most revenue. Please tell us the amount of product and service revenue included in
each line item and tell us what consideration was given to separately presenting revenue from
products (i.e. licenses and hardware) and revenue from services.
                                                        We refer you to Rule
5-03(b) of Regulation S-X. As part of your response, clarify whether you consider
the sale of proprietary licenses with significant related services
                                                        (treated as one
performance obligation) to be a product or service and quantity the related revenue.
 Guy Bernstein
Formula Systems (1985) Ltd.
November 10, 2020
Page 2
Note 2. Significant Accounting Policies
12. Revenue recognition, page F-25

2. You disclose that the residual approach is used to determine the standalone selling prices of software licenses due to the lack of selling software licenses on a stand-alone basis.
         Tell us how you evaluated other methods to estimate standalone selling price of your software licenses. Also, tell us if and how you considered whether the selling price of the software is highly variable. Refer to IFRS 15.79.
3. Please tell us what consideration was given to disclosing the revenue recognised in the reporting period that was included in the contract liability balance at the beginning of the period. Refer to IFRS 15.116.
4. Tell us what consideration was given to disclosing the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied as of the end of the reporting period as well as an explanation of when you expect to recognize such revenue.
         Refer to IFRS 15.120.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 with any questions.



FirstName LastNameGuy Bernstein                                 Sincerely,
Comapany NameFormula Systems (1985) Ltd.
                                                                Division of
Corporation Finance
November 10, 2020 Page 2                                        Office of
Technology
FirstName LastName